

Mail Stop 4720

September 26, 2017

Carl Yeung
Chief Financial Officer
Qudian Inc.
15/F Lvge Industrial Building
1 Datun Road, Chaoyang District
Beijing, People's Republic of China

>   **Re: Qudian Inc.**
>   **Amendment No. 1 to Registration Statement on Form F-1**
>   **Filed September 25, 2017**
>   **File No. 333-220511**

Dear Mr. Yeung:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 22, 2017 letter.

Notes to Consolidated Financial Statements

Summary of Significant Accounting Policies

Allowance for loan principal and financing service fee receivables, page F-22

1.   We note your response to prior comment 4 and the enhanced disclosures made on page F-84 as it relates to the change in the charge-off policy as a result of the correction of an error. Please revise to include disclosures similar to those on page F-84 in Note 2 to the audited financial statements. In addition, please disclose the impact of this error correction on the financial information presented for the interim period of 2017.

You may contact David Irving, Staff Accountant, at (202) 551-3321 or Marc Thomas, Staff Accountant, at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Chris K.H. Lin, Esq.